BRASKEM 2003
                                MANAGEMENT REPORT


The Management of Braskem S/A ("Braskem") is pleased to present its Management Report and corresponding Financial Statements together with the opinions of the Independent Auditors and its Fiscal Committee for the fiscal year ended December 31, 2003. In view of the fact that Braskem was created on August 16, 2002, and seeking to permit a better comparison between the results of the 2003 fiscal year and 2002, the comments presented herein refer to the pro-forma consolidated results of the latter. The attached financial statements reflect the current ownership structure of Braskem S/A ("Braskem") for the fiscal year ended December 31, 2003.

The pro-forma consolidated results take into account the following adjustments:
(i) the elimination of the effects of CVM 247, consolidating only investments made under Braskem's management, and recognizing the ownership stakes in Politeno S/A and Copesul S/A through the equity line of the income statement;
(ii) the full consolidation by Braskem of the earnings of OPP Quimica S/A (OPP Quimica), Trikem S/A (Trikem), Nitrocarbono S/A (Nitrocarbono) and Polialden Petroquimica S/A (Polialden) as if the ownership structure in effect on December 31, 2003 had existed since the beginning of the 2002 fiscal year. The bases for the balance sheet and the pro-forma consolidated results were the financial statements examined and reviewed by independent auditors.

1.  Management Report
--------------------------------------------------------------------------------

Braskem was one of the highlights of the capital markets in 2003. On the Sao Paulo Stock Exchange (BOVESPA), its class "A" preferred shares increased in value by 508%, while on the New York Stock Exchange (NYSE), the Company's ADRs rose 609%. Since October 8, 2003, Braskem's shares have been listed on the LATIBEX (the Madrid Stock Exchange's section dedicated to the trading of shares of Latin American companies).

The Company's performance in the capital markets is a result of the ability of its business model to create value -- a petrochemical company with (1) a strategic focus on the production of thermoplastic resins, (2) competitive integration of its strategic raw materials (ethylene, propylene and chlorine), complemented by (3) a competitive cost structure, (4) higher margins than within the petrochemical sector in general and (5) a commitment to technological development. In addition, the Company is strongly committed to disciplined financial management in allocating financial resources and to achieving returns on invested capital.

Braskem's EBITDA (Earnings Before Income, Taxes, Depreciation and Amortization) rose consistently during the course of the year. At the end of 2003, Braskem's accumulated EBITDA was R$1.8 billion, which represented (disregarding net extraordinary positive impacts) an increase of 33% over 2002. This increase in the Company's EBITDA level is an indicator of its cash generation capacity. Net profit presented an even more important progression, totaling R$215 million in 2003, compared to a loss of R$794 million in 2002.

Braskem overcame a very challenging scenario in 2003. Uncertainties arising from the Iraq War and strikes in Nigeria, combined with a very tough winter in the northern hemisphere, resulted in a substantial rise in the cost of our main raw material -- Naphtha. Moreover, the SARS epidemic adversely impacted economic activity, mainly in Asia, which resulted in a reduction in demand for major petrochemical products internationally. In Brazil, the slowdown of the economy, especially during the first half of 2003, also impacted the consumption of thermoplastic resins. The main signs of recovery were only perceived beginning in October 2003.

Despite this scenario, the maintenance of high capacity utilization rates at Braskem's manufacturing units is an indication of the Company's differentiated performance. The average capacity utilization rate throughout the year was around 95% in its polypropylene plants, 85% in its PVC plants and 83% in its polyethylene plants. As a result, the Company has confirmed its leadership in the segments it considers strategic, observing its policy of focusing on the profitability of its products.

In a display of its operational and strategic flexibility, Braskem redirected efforts towards increasing its exports, contributing to the Brazilian foreign exchange inflows. Export revenues rose by 49%, jumping from US$415 million during 2002 to US$617 million in 2003 and placing Braskem amongst the major exporting companies in the country. The increase in exports also provided additional working capital financing opportunities, in line with the Company's strategic objective of enhancing its financial flexibility. The main priority of Braskem's financial management during 2003 was to reduce the Company's level of indebtedness and to extend its debt profile -- as well as to increase its balance of cash and financial investments. The Company's debt issuances in the domestic and international capital markets and other funding obtained during the 2003 fiscal year and in January 2004 totaled more than US$1.2 billion, resulting in a re-profiling of Braskem's consolidated debt obligations and an increase in its liquidity.

As a result of its commitment to utilize its strong cash generation to amortize the Company's indebtedness, Braskem reduced its Net Debt/EBITDA ratio from 5.10 in December 2002 (on a recurring basis) to 3.52 at the end of 2003. On December 31, 2003, the Company's net debt was R$6.3 billion, compared to R$6.8 billion at the closing of 2002.

In 2003, Braskem made investments totaling R$176 million not only to improve the operating reliability of its manufacturing facilities but also to begin the expansion of its production capacity. Construction began to increase polypropylene production capacity at the Triunfo Petrochemical Complex, in the State of Rio Grande do Sul, by 100,000 tons/year through an investment of only US$7 million. Studies were also conducted to expand PVC capacity in Alagoas by 50,000 tons/year, through an investment of US$28 million approved in December 2003. In parallel, other studies were undertaken to identify new debottlenecking opportunities for the polyethylene plants. Furthermore, expansion of the Basic Petrochemicals Unit in Camacari, in the State of Bahia, was concluded, increasing its ethylene capacity to 1.28 million tons/year.

In the area of Innovation and Technology, which represents an important competitive factor for Braskem, significant investments were also implemented, with a major portion earmarked for the introduction to the Latin American market of a new thermoplastic resin: a new polyethylene family, based upon metalocene and designed for high quality applications. The Braskem Technology and Innovation Center -- the most important petrochemical research facility in Latin America, with more than 150 researchers, located in Triunfo, also had other achievements during the year. Thanks to its highly qualified team, Braskem registered its 100th patent in 2003, while assisting its customers by completing more than 1,000 technological tests and contributing to add value to the industrial chain of production.

Braskem also recorded advances in capturing synergies stemming from its integration process. At the end of 2003, the Company's management estimated that the accumulated amount of synergies on an annual and recurring basis had reached R$285 million, from an estimated total of R$330 million. Braskem's success in capturing these synergies is evidence of the efficiency of its business model based upon the competitive integration of its operations into the Brazilian petrochemical chain and on creating value for all of its shareholders.

Important steps of this integration process were successfully implemented in 2003. All were implemented in accordance with the Company's commitment to ensure the alignment of all shareholders' interests, offering minority shareholders the opportunity to migrate to Braskem. Moreover, in the beginning of 2003, the Company adhered to the Sao Paulo Stock Exchange's Corporate Governance Level I and confirmed its commitment to migrate to Level II by the end of 2004.

In an effort to create a platform to permit enhanced access the European capital markets, on October 8, 2003 -- exactly one year after changing the ticker symbol of the Company's ADRs traded on the NYSE -- Braskem's shares also began trading on the Madrid Stock Exchange -- more specifically, at the LATIBEX section.

In addition, in a move designed to increase its base of individual shareholders, Braskem quickly and successfully implemented a split of its shares on the BOVESPA. As a result, the liquidity of its class

"A" preferred shares increased substantially along with a significant improvement in its ranking on the IBOVESPA and IBX 50 indices, respectively.

Parallel to its operating performance, the Company also improved its Quality, Health, Safety and Environmental (QHSE) indicators. Thus, Braskem's results in 2003 were evidence of the Company's commitment to sustainable growth, with the rational use of natural resources and the reduction of the environmental impact of its operating activities.

Braskem believes that human well-being is one of the imperatives of a business and it is committed to the development of the skills of its employees. In 2003, the Company earmarked nearly R$ 3.5 million for training programs: among these, of particular note were the "Braskem MBA" and the "Managerial Development Program", both created and implemented last year - together with the Getulio Vargas Foundation in Sao Paulo (FGV-SP).

The commitment to human well-being equally extends to the communities in which Braskem participates, where the Company runs environmental education, social inclusion and cultural programs. In 2003, one highlight was the launch of a previously unpublished book by Brazilian author Jorge Amado, "Letter to a Reader about Novels and Characters," in partnership with the Jorge Amado Foundation.

                              Braskem in Numbers:
                              -------------------

Gross Revenues (R$ million)
[Graphic omitted] [Graphic depicts the 27% increase in gross revenues from R$8,858 million during 2002 to R$11,284 million in 2003.]

EBITDA (R$ million)
[Graphic omitted] [Graphic depicts that during 2003 Braskem's EBITDA in Reais was R$1,777 million, 33% higher than R$1,335 million recorded during 2002.]

Net Income (R$ million)
[Graphic omitted] [Graphic depicts that during 2002 Braskem's net income presented a loss of R$794 million compared to a gain of R$215 million recorded during 2003, which corresponds to a difference of R$1,009 million.]

Exports (R$ million)
[Graphic omitted] [Graphic depicts the 49% increase in exports from R$415 million during 2002 to R$617 million during 2003.]

Net Debt / EBITDA (LTM*)
[Graphic omitted] [Graphic depicts that the ratio between Braskem's net debt and EBITDA in December 2002 was 5.10 and in December 2003 was 3.52, which corresponds to a decrease of 31%

LTM - last twelve months

Note: The 2002 EBITDA did not take into account extraordinary tax effects occurring in 4Q02.

2. Braskem S.A.'s integration process
--------------------------------------------------------------------------------

Created on August 16, 2002, Braskem S.A, -- a world-class Brazilian petrochemical company and the largest company in the thermoplastic resins sector in Latin America -- is the first Brazilian company to integrate the manufacturing of first and second generation petrochemical products. Braskem was the result of a corporate restructuring project, designed to align the interests of all of its shareholders and represents an important step towards the restructuring of the Brazilian petrochemical industry.

In 2003, proceeding with the ownership restructuring process, Braskem S.A. incorporated its subsidiaries Nitrocarbono S.A., OPP Quimica S.A. and Economico S.A. Empreendimentos ("ESAE").

Also in 2003, in July, Braskem announced an increase in its stakes in its affiliated companies, Trikem and Polialden, after negotiations with Nissho Iwai Corporation and Mitsubishi Chemical Corporation, owners of common shares of these two companies. As a result of these transactions, Braskem raised its ownership stake in Polialden from 66.7% to 100% and in Trikem from 69.4% to 92.9%. Nissho Iwai became a shareholder in Braskem S.A., with 4.2% of its common shares and 1.6% of its total capital.

Furthermore, during the year Braskem initiated the Trikem merger process and took an important step in integrating it into the Company's ownership structure. On December 4, the Company successfully concluded a public offering for the exchange of outstanding Trikem common shares with Braskem's shares.

Extraordinary Shareholders' Meetings of the two companies unanimously approved Trikem's merger into Braskem on January 15, 2004. With the approval of the proposal, the Company now is offering access to all of the benefits provided through the operation to all of the holders of Trikem shares who migrate to Braskem, as well as the statutory right of joint sale of shares under equal conditions afforded the controlling shareholders in the event of a change of Braskem's ownership -- that is, 100% tag-along rights.

In addition, the simplification of Braskem's corporate structure will allow, among other things, greater understanding on the part of the market and investors regarding the Company's performance indicators.

The composition of Braskem's ownership on December 31, 2003 and a simplified structure of the companies that are a part of the group can be seen below:

                    Braskem's Summarized Corporate Structure
                             on December 31, 2003:

                               [GRAPHIC OMITTED]



3. Operating Performance
--------------------------------------------------------------------------------
   o  3.1 Industrial Performance

                                       2003           2002               Chg%
  Production Volume-ton                (A)            (B)                (A)/(B)

Polyolefins Unit
 .PE's - Polyethylene                676,682        652,443                 4
 .PP - Polypropylene                 438,747        412,243                 6

Vinyls Unit
 .PVC-Polyvinyl Chloride             396,827        401,844                (1)
 .Caustic Soda                       432,728        415,924                 4

Basic Petrochemical Unit
 .Ethylene                         1,040,858        989,276                 5
 .Propylene                          486,959        464,520                 5

Business Development Unit
 .PET                                 56,561         59,031                (4)
 .Caprolactam                         49,572         57,522               (14)

The production of the Polyolefins Unit rose 5% compared to 2002, mainly due to an increase in the volume of exports in 2003 since the slowdown of the domestic market continued for most of the year. Capacity utilization rates were quite high, reaching 95% for the polypropylene units and 83% in the polyethylene plants. Once again, Braskem demonstrated its focus on technological innovation, initiating the production of Linear Low Density Polyethylene (LLDPE) from metalocene-type catalyzers, making it the first Latin American petrochemical manufacturer to produce polymers through this technology. The use of metalocene catalyzers is the most modern international process for producing polyethylene. Its implementation by Braskem represents an important advance for the flexible packaging industry in Brazil. The technology permits the manufacturing of products with distinctive characteristics, such as greater resistance to impact and punctures, a higher polish and greater transparency. Braskem also initiated the debottlenecking of one of its polypropylene plants located in the Triunfo Petrochemical Complex, in Rio Grande do Sul, which will permit an annual capacity increase of 100,000 tons. With the conclusion of the project, scheduled for the first half of 2004, the Company will have the capacity for the annual production of 650,000 tons of this resin. The scheduled investment is approximately US$ 7 million.

In the Vinyls Unit the capacity utilization rate of the PVC plants reached 85%. Among the Vinyls Unit highlights in 2003, was a 5% reduction in electricity consumption, one of the main inputs in the production processes for PVC and caustic soda, and the drilling of three new salt extraction wells -- ensuring continuity and adequate supply of this raw material to the Company. In addition, the Marechal Deodoro plant facility obtained its best operating performance since its start-up. In the Unit's other plants, capital expenditures for modernization and automation sought to ensure improved performance and productivity over the next years.

In view of improved economic growth in Brazil and the need to address the housing and sanitation deficits in the country, Braskem through its Vinyls Unit has accelerated its program to increase PVC production, and expects to obtain the first 50,000 additional tons by the second half of 2005. Furthermore, and in order to supply eventual growth in demand, the PVC units present optimization opportunities that could enable them to reach nearly 100,000 additional tons of production -- through debottlenecking programs divided into packages of 50,000 tons each. As a result of its installed capacity of raw materials for PVC production, Braskem is in a competitive position to respond quickly to sustained growth in Brazil.

In 2003, the Basic Petrochemicals Unit raised its production of ethylene by 5% over production in 2002, reporting an increase in its capacity utilization rate from 83% in 2002, to 84% in 2003. Furthermore, important advances were recorded in the Company's program to make more flexible the raw materials it is able to use in its production process, with an increase in the processing of condensate, a by-product of natural gas. This has made it possible for the Basic Petrochemicals Unit to partially substitute petrochemical naphtha as a raw material, taking advantage of market opportunities. The Basic Petrochemicals Unit continued following its strategy to maximize the margins of ethylene production co-product currents, and of making higher value added products available to the market. An example of this was Braskem's production of turpentine oil. In the logistics area, Braskem established partnerships with customers of its petrochemical products, to manage and enhance common routes, thus obtaining economies of scale. As part of this unit's modernization program, Braskem inaugurated two new turbines with a total installed capacity of 90 megawatts. These investments provided the opportunity to reduce Braskem's production costs. Also during the year, Braskem signed two cooperation agreements with the Technological Research Institute (IPT) and the Federal University of Bahia - related to the Braskem Energy Program - whose goal is to transform Braskem into an ecologically efficient company by reducing the specific consumption of energy without wasting environmental resources.

A highlight during the year of the Business Development Unit was the implementation of the revamping of the PET plant reactor, obtaining not only resin quality improvements, as well as an increase in the plant's production capacity, from 60,000 to 72,000 tons/year. This revamp was successfully carried out during the programmed annual shutdown of the PET and DMT units. A highlight of the Caprolactam facility was the substitution of the plant's instrumentation, which, together with other measures adopted, should permit the extension of the periods between scheduled up to two or even three years. The Caprolactam facility also conducted a scheduled shutdown in 2003, which, coupled with restrictions in the supply of ammonia, explains the reduction in Caprolactam, or an annual basis production compared to 2002.


   o  3.2 - Commercial Performance

                                       2003           2002               Chg%
  Sales Volume-ton                     (A)            (B)               (A)/(B)

Polyolefins Unit
 .PE's - Polyethylene                667,977        660,165                 1
 .PP - Polypropylene                 441,066        411,437                 7

Vinyls Unit
 .PVC-Polyvinyl Chloride             397,856        399,588                 0
 .Caustic Soda                       426,608        400,896                 6

Basic Petrochemical Unit
 .Ethylene*                        1,047,325         994,826                 5
 .Propylene                          488,637         463,537                 5

Business Development Unit
 .PET                                 56,309          61,338                (8)
 .Caprolactam                         50,329          55,173                (9)
--------------------------------------------------------------------------------
o   * Includes sales/transfers to Braskem's Business Units


The sales volumes of thermoplastic resins during 2003 totaled 1,563,000 tons, which represented an increase of 2% compared to the 1,533,000 tons sold during the previous year. It is important to emphasize that this performance was obtained in a period of reduced economic activity in the Brazilian market, which was partially and strategically offset by a more active export market policy. The increase in the Company's export volumes demonstrated Braskem's managerial flexibility, which was able to quickly re-direct a larger volume of its sales onto the overseas market during 2003.

Total sales of polypropylene and polyethylene by the Polyolefins Unit during 2003 rose by approximately 3%. Sales of polypropylene increased by 7% compared to 2002, driven mainly by higher exports recorded during in the period. The domestic market remained stable and the highlight is the growth of the Rafia market, and particularly the technical fabrics segment, used for manufacturing big bags. This segment displayed important growth, following the sound performance of Brazilian exports. Braskem has implemented important technological advances to substitute conventional materials such as the introduction of polypropylene containers for cheese substituting glass containers, which are very common in Brazil, and the use of polypropylene in water cisterns to substitute asbestos cement.

Within our portfolio of polyethylene products, one highlight was the 4% growth in sales in PEBDL (linear low density polyethylene) in Brazil due primarily to sales to the industrial shrink and stretch bag manufacturers. Braskem continued to lead the domestic markets for polyethylene and polypropylene, with 29% of the polyethylene market and 41% of the polypropylene market.

In the Vinyls Unit, total PVC sales remained consistent with 2002's levels, despite the slowdown in the domestic market during the course of 2003 in the sectors that more intensively use its products, such as infrastructure, sanitation and construction. This performance was obtained by focusing on more attractive segments presenting higher growth potential, such as footwear manufacturers, structural profiles for windows, film and laminates, among others, as well as by the strategic growth of export volumes.

2003 was also notable for initiatives designed to develop new markets together with customers, such as (i) the launch of the "PVC Window Frame Manual" -- a project to enhance the use of this resin in housing construction; (ii) the launch of the Web site, www.projetandocompvc.com.br, aimed at architects and engineers, professionals who determine which construction materials are used; and (iii) the sponsorship (in partnership with the PVC Institute) of the exhibition "Plasticities" which revealed the versatility and modern qualities of PVC created by Brazilian and foreign designers.

As a result of these initiatives, Braskem has consolidated its market leadership for vinylic products in 2003 and established the bases for improving the competitiveness of the overall PVC chain.

For its part, in 2003 the Basic Petrochemicals Unit boosted sales by 5% over 2002. This increase resulted from a consistent demand for basic petrochemical products produced at the Camacari Petrochemical Complex in Bahia in 2003, a year with no scheduled maintenance shutdowns. Also noteworthy was the signing of a supply contract for para-xylene, a raw material for polyester production, with an Israeli company, making it possible to increase Braskem's production capacity utilization ratio.

At the Business Development Unit, particularly noteworthy was the increase of Braskem's PET market share in segments such as cleaning, cosmetics and pharmaceutical products, which help to reduce the impact of the lower demand of PET for soft drink packaging increasing the Company's share in these markets. In addition, sales of Caprolactam were approximately 50,000 tons in 2003, with approximately 15% of this total destined for the export market. In Brazil, the product was sold in three main segments: textile, representing about 44% of Braskem's sales; industrial, representing about 30% of Braskem's sales; and engineering plastics and films, representing about 25% of Braskem's sales.

   o  3.3 - Exports

Braskem's net export revenues totaled US$ 617 million during 2003, 49% higher than the US$ 415 million obtained during 2002, thus confirming the Company's position as one of the largest exporters in Brazil. In addition, Braskem provided technological support to its customers in the joint development of new manufactured products aimed at the export market. The Company thus contributed to the creation of new opportunities for commercial niches for Brazilian plastic-based products on the international market and also for the growth of the indirect exports of the Company's resins.

Exports
(U.S.$ million)
[Graphic omitted] [Graphic depicts the 49% increase in exports from U.S.$415 million during 2002 to U.S.$617 million during 2003.]

Destination of Exports - 2003
[Graphic omitted] [Graphic depicts the percentages of Braskem's exports markets:
North America represents 33%; Europe represents 20%; Asia represents 22%; South America represents 21%; and Africa represents 4%.]

The Polyolefins Unit's polyethylene and polypropylene export sales volumes set a historical record in 2003, of 288,000 tons. The Company sold its resins in 53 countries, with Argentina, Belgium and China the main destinations. In the second half, reacting to the resumption of previous levels of economic activity in the main world markets, a gradual increase in polyolefin prices was observed, mainly in the last two months of 2003. Through its affiliate Polialden Petroquimica, Braskem confirmed its position as the second largest producer in the world of Ultra-High Molecular Weight Polyethylene (UHMW-PE), the raw material for producing high-technical performance and high value added engineering plastics.

The Vinyls Unit posted a strong increase in the volume of its exports, consolidating a greater presence in the South American market, with sales to all Mercosul countries as well as Chile, Bolivia, Ecuador and Colombia. EDC export sales grew 34% year-on-year, reaching 160,000 tons in 2003.

The Basic Petrochemicals Unit achieved record levels in export volumes during 2003, of 557,000 tons, 16% higher than the volumes registered in 2002. The unit exported ten different products, increasing its export portfolio. The main destination was the U.S., followed by Europe and Asia. The increase in gasoline exports to the North American market for a second consecutive year was a highlight. The result was due mainly to the high quality of Braskem's low-sulfur-content fuel. Also during the year, Braskem was able to consolidate international partnerships for the sale of isoprene, a raw material for high-performance adhesives, through contracts signed with important world consumers of this product in Europe and in the United States.

Most of the exports of the Business Development Unit were oriented to the Asian market, which currently is the world's largest market for consumption of Caprolactam.

   o  3.4 - Synergies Resulting from the Integration process

Through December 2003, Braskem captured R$ 285 million in annual synergies gained from its integration process, which represented approximately 86% of an estimated total of R$ 330 million in recurring and annualized gains.

The Company had previously developed a specific process to follow the capture of these integration synergies, clearly establishing the responsibilities involved as well as periodic meetings of the teams in charge of monitoring it. Today, Braskem has developed its own know-how, which will be used in future follow-up opportunities, some of which have already been identified.

Synergies* (R$ million)
[Graphic omitted] [Graphic depicts that in December 2003 Braskem realized a total of R$285 million in synergies, which increased incrementally from R$75 million as of December 2002, R$208 million as of March 2003, R$240 million as of June 2003 and R$260 million as of September 2003. The graphic also depicts that the target for synergies in 2004 is R$330 million.


4. Economic-Financial Performance
--------------------------------------------------------------------------------

   o  4.1 - Net Revenues

Braskem posted net revenues                  Net Revenue
of R$ 9,191 million in 2003, an              (R$ million)
amount that was 31% higher                   [Graphic omitted] [Graphic depicts
than the R$ 6,991 million                    the 31% increase in net revenue
recorded in 2002.                            from R$6,991 million during 2002
                                             to R$9,191 million during 2003

The key driver for a better performance in 2003 was the re-alignment of the domestic prices of the Company's main products (PE, PP and PVC) with international market prices. Added to the increase in exports during 2003, this factor allowed Braskem to offset the reduction in sales volumes observed on the domestic market.

The table below shows the growth of Net Revenues per Business Unit:

Business Units                         2003           2002            Chg%
(R$ million)                           (A)            (B)            (A)/(B)

Domestic Market                       6,867          5,370             28
  Basic Petrochemicals                3,132          2,256             39
  Polyolefins                         2,153          1,750             23
  Vinyls                              1,165            970             20
  Business Development                  417            394              6

Exports                               2,324          1,621             43

Total Net Revenues                    9,191          6,991             31


   o  4.2 - Cost of Goods Sold (COGS)

CGS Breakdown - 2003                         During 2003, Braskem's cost of
[Graphic omitted] [Graphic                   goods sold ("COGS") was R$
depicts the composition of                   7,342 million. This
cost of goods sold during                    represented an increase of 28%
2003: naphta represents 65.2%;               compared to the COGS
other variable costs represent               registered in 2002, which was
22.4%; depreciation represents               R$ 5,747 million.
3.8%; electric energy
represents 2.1%; personnel represents 2.4%; other represents 1.7%; services represent 1.7%; and materials represents 0.7%.]

This variation in COGS was caused mainly by the increase in naphtha prices during 2003, the cost of which is linked to international market prices. In 2003, the average price of naphtha in the ARA region
(Amsterdam-Rotterdam-Antwerp) was of US$ 274 US$/ton, representing an increase of 23% over the average price in 2002, which was of US$ 223 US$/ton.

During 2003, Braskem purchased 3,911 tons of petrochemical naphtha, out of which 2,691,000 tons (69%) were purchased from Petrobras - its main naphtha supplier. The remaining portion -- 1,220,000 tons (31%) -- was imported directly by the Company, mainly from countries in Africa and South America.

Depreciation and amortization expenses included in Cost of Goods Sold reached R$ 277 million in 2003, in line with R$ 276 million recorded in 2002.

   o  4.3 -Selling, General and Administrative Expenses

Braskem's selling, general                       Adjusted SG&A*/Net Revenue (%)
and administrative expenses (excluding           [Graphic omitted] [Graphic
depreciation/amortization expenses)              depicts that the ratio between
totaled R$ 402 million in 2003, which            Braskem's SG&A and net revenues
compares to R$ 407 million in 2002               during 2003 was 4.4% and during
(excluding non-recurring expenses related to     2002 was 5.8%.]
Braskem integration process incurred in 2002, which totaled R$ 136 million), representing a reduction of 1%. When expressed as a percentage of net revenues, the expenses were 4.4% in 2003, compared to 5.8% in 2002. These results are associated with the capture of synergies stemming from the integration of the companies that form Braskem and the improvement in the Company's productivity and competitiveness.

   o  4.3.1 - Depreciation and Amortization Expenses

Depreciation and amortization expenses totaled R$ 188 million in 2003, lower than the R$ 272 million for the same purpose during the previous year. This reduction was the result, basically, of the complete amortization of the balance of the deferred foreign exchange losses recorded on the books in 2002, in the amount of R$ 190 million. Excluding this effect, depreciation and amortization expenses increased during the year, caused principally by the amortization of premium payments related to Braskem's creation and integration.

   o  4.4 - EBITDA

Braskem's EBITDA totaled R$                  EBITDA
1.8 billion 2003, 36% higher                 (R$ million)
than the EBITDA of R$ 1.3                    [Graphic omitted] [Graphic
billion posted in 2002                       depicts that during 2003,
(excluding the effects of the                EBITDA was R$1,777 million,
non-recurrent IPI credit                     33% higher than the R$1,335
accounted for in 4Q02). This                 million reported during 2002.]
increase was mainly caused by
the re-alignment of the prices of thermoplastic resins on the domestic market to international market prices, the reduction in selling, general and administrative expenses as well as the capture of further synergies stemming from the integration process.

The EBITDA margin in 2003 was 19%, remaining in line with the EBITDA margin of 2002 (excluding the effects of the non-recurrent IPI credit accounted for in 4Q02), which demonstrates the quality of the Company's operating performance.

The evolution of EBITDA on a quarterly basis, expressed in Reais and in U.S. Dollars, was as follows:

Evolution of EBITDA
(R$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of R$1,335 million during 2002, of R$450 million during the first quarter of 2003; of R$405 million during the second quarter of 2003, of R$461 million during the third quarter of 2003, of R$461 million during the fourth quarter of 2003, and of R$1,777 during 2003.]

Evolution of EBITDA
(U.S.$ million)
[Graphic omitted] [Graphic depicts EBITDA in the amount of U.S.$457 million during 2002, of U.S.$129 million during the first quarter of 2003; of U.S.$136 million during the second quarter of 2003, of U.S.$157 million during the third quarter of 2003, of U.S.$159 million during the fourth quarter of 2003, and of U.S.$581 million during 2003.]

   o  4.5 - Investment in Subsidiary and Associated Companies

In 2003, the result of this item was a negative R$82 million. The recording of the amortization of good-will stemming from the Braskem creation process generated a negative accounting impact of R$256 million in 2003, which reversed the positive equity restatement of R$137 million stemming from Braskem investees.

In 2002, the result of this item totaled R$285 million, impacted by the positive exchange variation on the net equity of overseas controlled and affiliated companies as well as gains reported by companies that were incorporated as part of the Braskem creation process.

   o  4.6 - Net Financial Result

                                                           (R$ Million)
                                       2003                    2002
Financial Expenses                     (523)                  (3,244)
  Interest                             (507)                   (565)
  Monetary Restatement                 (348)                   (322)
  F/X on Liabilities                    969                   (2,114)
  CPMF / IOF / IR                       (92)                   (50)
  Others*                              (545)                   (193)
Financial Revenues                     (133)                    493
  Interest                               45                      54
  Monetary Restatement                   33                       5
  F/X on Assets                        (211)                    379

FINANCIAL RESULTS                      (656)                  (2,805)

* The main impacts in the "others" item are the provisions for taxes, interest on vendor financing operations and commissions on loans, among others.

Braskem reported a negative financial result of R$ 656 million in 2003, compared to a negative financial result of R$ 2.8 billion in 2002. Basically, the difference was due to 18% appreciation in the value of the Brazilian Real against the U.S. Dollar during 2003, compared to the 52% devaluation seen in 2002. The financial operations that were completed in 2003, as well as those completed in January 2004, were intended to provide greater financial flexibility for the Company.

   o  4.7 - Net Profit (Loss)

Braskem recorded a net profit of R$ 215 million in 2003, reversing the R$ 794 million loss posted in 2002. Contributing decisively were the Company's better commercial performance, the capture of synergies stemming from its integration process, the increase in export revenues and the good operating performance evidenced by an EBITDA of R$ 1.8 billion in 2003.


   o  4.8 Debt Management in 2003

Braskem reaffirms its commitment to seek the continuous improvement of its operating performance, making it a priority to use its cash generation to manage its liquidity as well as extending and adjusting its debt profile.

In the fourth quarter of 2003, the Company emphasized reducing the cost of its financial obligations and greater efficiency in allocating funds for its operating working capital. In addition, in this period the Company sought to maintain a higher level of cash and financial investments in order to create greater financial and strategic flexibility.

4.8.1.  Debt Management in 2003
The consistent improvement in its results coupled with better perception of the sovereign Brazil risk, mainly during the second half of 2003, provided Braskem with increasingly competitive funding opportunities, making it possible to reduce its average financial cost as well as increasing the average maturity of debt amortization. A number of actions were implemented seeking the reduction/elimination of suppliers' short-term financial obligations. This included the use of trade finance for extending payment terms when acquiring naphtha on the international market as well as the development of structures such as a Receivables Fund for advances of funds from customers and other operations related to export pre-payment.

Large financial operations designed to extend Braskem's debt profile were successfully concluded. Among these, particularly noteworthy were several funding operations carried out through the Medium Term Notes (MTN) program, totaling US$ 461 million in 2003 and

US$ 250 million in January 2004, with maturities ranging from one to 10 years. On the domestic market, of note was the approval of the placement of US$ 400 million (approximately R$ 1.2 billion) of debentures (Braskem's 11th issue) with maturity in four years, concluded in January 2004.

The financial operations conducted during the course of 2003, coupled to those implemented at the beginning of 2004, totaled about US$ 1.2 billion and resulted in the improvement of Braskem's debt profile, especially through a significant reduction of its short-term portion and an increase in liquidity.

On December 31, 2003, the Company's debt amortization schedule was as follows:

                           DEBT AMORTIZATION SCHEDULE
                                 December, 2003
                                  (R$ million)

Short Term Debt Amortization (December 2003) (R$ million)
[Graphic omitted] [Graphic depicts adjusted 2004 short-term debt of R$1,477 million from R$2,529 million due to cash, banks and marketable securities in December 2003 of R$1,051 million.]

Long Term Debt Amortization (December 2003) (R$ million)

[Graphic being omitted] [Graphic depicts long-term debt of R858 million in 2005, of R$1,188 million in 2006, of 1,973 million in 2007 (being R$753 million in subordinated debentures, with principal and interest due in July, 2007), and of R$795 million in 2008.]

Note: In January 2004, Braskem issued US$ 250 million (R$ 710 million) under the MTN program, with a tenor of 10 years. Besides, in the same period, the Company concluded successfully the issuance of debentures in a total amount of R$ 1,2 billion in the domestic market, which represented a cash inflow of R$ 585 million.

4.8.2   Managing the extension of the average maturity of the indebtedness

In 2003, Braskem's main                      Net Debt/EBITDA (LTM*)
financial indicators improved                [Graphic omitted] [Graphic
consistently regarding                       depicts that the ratio between
liquidity, reduction of debt                 Braskem's net debt and EBITDA
and reduction of financial                   decreased by 31%, from 5.10 in
leverage. Cash and financial                 December 2002 to 3.52 in
investments as of December 31,               December 2003.]
2003 totaled R$1.0 billion, an
increase of 75% compared to R$601 million in cash and financial investments as of 12/31/2002.

Consolidated net debt totaled R$6,258 million as of December 31, 2003, 8% lower than consolidated net debt of R$6, 815 million as of December 31, 2002.

Evolution of Cash, Banks and Marketable Securities in the Short Term
(R$ million)
[Graphic omitted] [Graphic depicts a 75% increase in cash, banks and marketable securities from R$601 million in December 2002 to R$1,051 million in December 2003.]

Consolidated Net Debt
(R$ million)

[Graphic omitted] [Graphic depicts that Braskem's consolidated net debt decreased by R$557 million, from R$6,815 million in December 2002 to R$6,258 in December 2003.]


5. Capital Expenditures
--------------------------------------------------------------------------------

Braskem's capital expenditures totaled R$176 million in 2003, benefiting all of its business units in the implementation of excellence programs in the operating, health, technology and safety and environmental areas.

Braskem has commenced preparations to match the expected growth of the Brazilian market in 2004 and beyond. With an investment of

US$7 million, the Company is expanding its polypropylene production capacity by 20%, or 100,000 tons/year. This additional supply will be available to the market in mid-2004. Moreover, the Company recently announced that it will invest US$28 million in one of its plants in Alagoas in order to add 50,000 tons to its PVC production over the course of the forthcoming year. It also has identified opportunities for expanding its polyethylene plants through marginal investments and will take decisions based on market developments.

The Company owns modern and competitive assets and plans to invest R$400 million in 2004 to match the expected growth in the demand for thermoplastic resins.

6. Corporate Governance
--------------------------------------------------------------------------------

Braskem was created according to the most modern Corporate Governance practices, based upon principles that emphasize transparency and respect for all of its shareholders, creating conditions for the development and maintenance of a long-term relationship with its investors.

The Company's Bylaws confirm this commitment. They provide, for example, that minority shareholders are extended the right to sell their equity in the Company under the same conditions offered to the controlling shareholders in the event of transfer of ownership control. Furthermore, according to the Bylaws, the Fiscal Committee sits on a permanent basis, with minority shareholders having the right to elect one member and one substitute.

Braskem is committed to practicing transparent and responsible management. In this regard, the Company strives to be a reference in corporate governance. Such practices are also present in Braskem Code of Conduct and in its Market Information and Share Trading Disclosure Policies.

In line with the Company's interests, the Board of Directors represents all shareholders. It is composed of 11 members elected for two-year terms of office. Furthermore, the Board of Directors is supported by four permanent committees, providing greater clarity and specialization in the running of the Company's businesses:

Finance; People and Organization; Auditing; Strategy and Communication.


Braskem has been in compliance with the BOVESPA Corporate Governance Level I program since February 13, 2003, committing itself to improving the quality of the information it provides to the market as well as to adopting a set of wider ranging corporate governance practices and minority shareholder rights.

The Company's policy regarding the hiring of services from its independent auditors that are not related to outside audits is based upon principles that preserve the independence of the independent auditor. These principles, which are in accordance with internationally accepted doctrine, consist of: (a) the auditor must not audit its own work; (b) the auditor must not exercise management functions on behalf of its customers and (c) the auditor must not promote the interests of its customers.

During 2003, the outside auditor did not perform any service that was not related to the company's external auditing process.

7. The Capital Markets and Investor Relations
--------------------------------------------------------------------------------

Braskem's class "A" preferred shares (BRKM5) traded on the BOVESPA ended the year quoted at R$66.85 per 1,000 shares, which represented an increase of 508% in 2003, surpassing the performance of the Ibovespa index, which rose 97% over the same period.

Similarly, Braskem's Level II ADRs (BAK) traded on the New York Stock Exchange
(NYSE) rose 609% in 2003, ending the year at US$23.39.

Braskem reaffirmed its commitment to the capital markets. As part of the objective of increasing its visibility on the capital markets that are most strategic for the Company, Braskem's class "A" preferred shares began trading on the LATIBEX (a special section of the Madrid Stock Exchange) as of October 8, 2003. The Company's securities are being traded in lots of 1,000 shares under the ticker symbol XBRK. The listing occurred exactly one year after the change of the Company's ADR ticker symbol on the NYSE.

Share Performance in 2003 100 basis on 12/31/2002
[Graphic omitted] [Graphic depicts the percentage change in share performance in between January 2003 and December 2003.

A summary of the same as of the beginning, middle and end of each month follows:

Date                              BRKM5            BAK          Ibovespa
-------------------------------------------------------------------------------
January 1, 2003                   100.0           100.0           100
-------------------------------------------------------------------------------
January 15, 2003                  120.5           122.7           106.2
-------------------------------------------------------------------------------
January 31, 2003                   83.6            78.8            97.1
-------------------------------------------------------------------------------
February 4, 2003                   77.5            71.8            93.9
-------------------------------------------------------------------------------
February 14, 20003                 71.8            66.7            89.5
-------------------------------------------------------------------------------
February 28, 2003                  75.0            69.7            91.2
-------------------------------------------------------------------------------
March 5, 2003                      75.5            69.7            91.45
-------------------------------------------------------------------------------
March 14, 2003                     76.4            74.5            95.9
-------------------------------------------------------------------------------
March 31, 2003                     96.9            96.9           100.0
-------------------------------------------------------------------------------
April 1, 2003                     103.6           101.5           102.9
-------------------------------------------------------------------------------
April 15, 2003                    115.0           121.2           107.4
-------------------------------------------------------------------------------
April 30, 2003                    152.7           173.0           111.4
-------------------------------------------------------------------------------
May 2, 2003                       155.0           175.8           113.7
-------------------------------------------------------------------------------
May 15, 2003                      164.0           186.4           116.5
-------------------------------------------------------------------------------
May 30, 2003                      163.6           187.3           119.1
-------------------------------------------------------------------------------
June 2, 2003                      159.6           179.0           117.4
-------------------------------------------------------------------------------
June 13, 2003                     179.1           207.6           121.9
-------------------------------------------------------------------------------
June 30, 2003                     169.9           194.2           115.1
-------------------------------------------------------------------------------
July 1, 2003                      174.5           200.0           118.0
-------------------------------------------------------------------------------
July 15, 2003                     198.6           234.8           120.8
-------------------------------------------------------------------------------
July 31, 2003                     194.5           218.2           120.4
-------------------------------------------------------------------------------
August 1, 2003                    188.7           209.7           116.5
-------------------------------------------------------------------------------
August 15, 2003                   225.0           246.1           123.3
-------------------------------------------------------------------------------
August 29, 2003                   275.0           313.6           134.7
-------------------------------------------------------------------------------
September 2, 2003                 306.8           343.9           137.1
-------------------------------------------------------------------------------
September 15, 2003                306.8           360.3           145.0
-------------------------------------------------------------------------------
September 30, 2003                322.7           375.8           142.1
-------------------------------------------------------------------------------
October 1, 2003                   329.5           378.8           147.1
-------------------------------------------------------------------------------
October 15, 2003                  359.1           422.4           159.2
-------------------------------------------------------------------------------
October 31, 2003                  363.6           429.1           159.6
-------------------------------------------------------------------------------
November 3, 2003                  370.5           431.2           164.3
-------------------------------------------------------------------------------
November 14, 2003                 409.1           463.6           168.5
-------------------------------------------------------------------------------
November 28, 2003                 427.7           487.9           179.1
-------------------------------------------------------------------------------
December 1, 2003                  439.1           503.3           182.1
-------------------------------------------------------------------------------
December 15, 2003                 526.5           598.5           183.8
-------------------------------------------------------------------------------
December 30, 2003                 607.7           702.4           197.3
-------------------------------------------------------------------------------

On October 21, 2003 Braskem successfully implemented a split of its shares in the proportion of 20 (twenty) shares of each species and class for each existing share. Due to the stock split, the ratio between each Braskem's PNA and American Depositary Share ("ADS") went from 50:1 (50 preferred class "A" shares per each ADS) to 1,000:1 (1,000 preferred class "A" shares per each ADS).

The stock split permitted a reduction in the value of the standard lot for trading Braskem shares, which stimulated an increase in the number of individual investors present in the Braskem shareholder pool. As a result, the liquidity of the Company's shares improved. A notable example of this was the increase in the share of Braskem's PNA shares in the composition of the Ibovespa, going from 0.21% at the beginning of the year to 0.58% of the theoretical portfolio for the first four months of 2004.

Braskem's preferred shares were traded in 100% of the Bovespa trading sessions in 2003 and demonstrated growing financial turnover, which represented an average daily financial volume of R$2.6 million (US$832,000). In the last quarter of 2003, the average daily financial volume of Braskem's PNA shares was R$4 million (US$1.4 million). At the end of 2003, Braskem's market value was R$4.5 billion (US$1.6 billion).

8. Recent Developments
--------------------------------------------------------------------------------


|X| The merger of Trikem into Braskem was approved by the Extraordinary General Meeting (EGM) of Braskem and Trikem shareholders held on January 15, 2004. At the end of the merger process, Braskem's capital will be R$2.192 billion, divided into 77,190,074,544 shares, of which 25,730,061,841 are common shares (ON) and 51,230,857,903 are class "A"
         preferential shares (PNA) and 229,154,800 are class "B" preferential shares (PNB).

|X| With the merger of Trikem into Braskem, Braskem's free-float (quantity of shares in the hands of non-controlling shareholders) may increase from 25% to approximately 33%.

|X| Within its MTN program, Braskem successfully concluded in January 2004 the 4th tranche in the amount of US$250 million with a 10-year maturity, without a sales option (put) for investors and without a purchase option (call) for Braskem, offering a yield of 11.75% per year. This issue represents the funding line with the longest maturity that Braskem has ever obtained.

|X| Within the context of its strategy to extend the Company's debt profile, Braskem successfully concluded, on January 16, 2004, a transaction for the public issue of non-convertible debentures, maturing in four years with a one-year grace period for amortizing the principle. The amount of the issue reached R$1.2 billion (approximately US$ 400 million).

9. Quality, Health, Safety and the Environment
--------------------------------------------------------------------------------

The year of 2003 was notable as the year when the Company's corporate guidelines began being implemented through the Braskem Production System (BPS), in line with the Braskem vision of becoming a benchmark in the sectors in which it is active.

Braskem obtained certification by the Bureau Veritas Quality International
(BVQI) in 2003 of 100% of the Company's industrial plants for Quality Management in accordance with ISO 9001/2000 guidelines, and 95% of its plants for Environmental Management, in accordance with ISO 14001. Certification of 100% of its plants is foreseen between 2005 and 2005 within the dimensions established for Health, Safety and the Environment in the Braskem 100% Compliance program.

Braskem is permanently committed to excellence in its management of questions related to Health, Safety and the Environment.

In this regard, the Company's actions encompass four dimensions: People, Management, Installations and Community Relationship.


People
In 2003, Braskem's employees dedicated more than 3% of their time to training in the fields of Health, Safety and the Environment, which represented more than 600,000 hours of instruction. Moreover, the program of behavioral observations was reinforced at the Basic Petrochemicals Unit, which will be extended to the other business units in 2004.

Frequency Rate of Accidents

[Graphic omitted] [Graphic depicts a decrease in the frequency rate of total accidents from 6.3 (accidents/1,000,000 man hours) in 2003, to 5.5 (accidents/1,000,000 man hours) in 2002 and 2.8 (accidents/1,000,000 man hours) in 2003. The graphic also depicts a decrease in the frequency of total accidents that caused the injured employee to miss work from 1.7 (accidents/1,000,000 man hours) in 2003, to 1.1 (accidents/1,000,000 man hours) in 2002 and 0.4 (accidents/1,000,000 man hours) in 2003.

Management
The Braskem Production System (BPS) orients the definition of continuous challenges for improvement of the HSE practices. In 2003, we reinforced efforts at preventive focus.

Facilities
In 2003, more than R$ 25 million was invested in facilities improvements, focusing on better environmental performance or the reduction in the risk of material, environmental or personal accidents. As result, it was particularly noteworthy that in 2003 there were no material environmental accidents (losses greater than US$ 500,000). There was also a 4% reduction in the generation of effluents, a 2% reduction in water consumption and a more than 20% reduction in waste generation.

Community Relations
The commitment to community well being continues to be translated into a set of consistent programs of corporate responsibility that are focused on environmental education, the recycling of plastics, social insertion and cultural support. Among them, highlights include the Clean Beach and Art on the Beach programs in the States of Bahia, Alagoas, Rio Grande do Sul and Sao Paulo that seeks to make beach-goers aware of the importance of selective waste collection, as well as offering art workshops for their children and local residents; the Living Lagoon Program in Alagoas, with activities offered to communities neighboring Mundau Lake; and programs in Maceio and other Alagoas cities designed to preserve the ecosystem offer professional training courses for underprivileged youths in the regions.

In the State of Rio Grande do Sul, Braskem supports the needy community of Vila Pinto in the greater Porto Alegre metropolitan region in its work in the field of selective waste collection and plastic recycling, which in addition to environmental benefits also brings income and social inclusion. The Company also encourages volunteer activities of Braskem employees, with special mention deserved of the breast cancer prevention program being conducted in Porto Alegre and Triunfo.

Braskem's name also is strongly associated with the promotion of cultural activities through initiatives such as the Braskem Culture and Art Prize, among others, designed to discover new talents in music, literature and painting. In this area, the major highlight in 2003 was the launch of an unpublished work by Brazilian author Jorge Amado entitled "Letter to a Reader about Novels and Characters," published in partnership with the Jorge Amado House Foundation.

Braskem has been playing an important role in a number of associations and organizations whose objective is to contribute to Sustainable Development. Among them are: the Brazilian Sustainable Development Business Council (CEBDS), the PVC Institute and Plastivida, which focuses on the environmental issues of our plastic products, and ABIQUIM's Responsible Care Program, centered on the continuous improvement of practices of the overall chemical industry regarding Health, Safety and the Environment.

10. Innovation and technology
--------------------------------------------------------------------------------

Braskem is committed to                      [PICTURE OMITTED]
investing continuously in
updating its technology and efficiently maintaining its assets. With a team of 150 highly qualified researchers and 11 well-equipped modern laboratories, the main objective of Braskem's Center of Technology and Innovation is to help the Company's customers become more competitive in the domestic and international markets, increasing Brazilian exports of transformed plastics. During 2003, over 1,000 customers, universities and suppliers visited the Center and 563 requests for development assistance by customers were received during the year. The Company also has six pilot plants that are fully integrated into the Braskem Center of Technology and Innovation, which permit the development of new products, new applications and improvements to its manufacturing processes.

The main focus of Braskem's development programs are its customers, designed to ensure that its products are technically qualified in Brazil and the main international markets.

The extension of the knowledge generated by the Center of Technology and Innovation permits customers to quickly solve their problems, making it possible to increase their competitiveness by identifying new opportunities such as, for example, a cement water cistern reinforced by polypropylene fibers to substitute asbestos fibers; polypropylene containers replacing glass containers; disposable polypropylene cups substituting polystyrene cups; micropunctured polyethylene packaging substituting paper packaging for bread.

Due to the directing of federal funds towards infrastructure, in 2003 resins were introduced for the water, sewage and gas pipe markets. Also in the field of construction, a partnership was developed with a customer to produce a kit for building middle class housing making use of PVC structural molds that use 1,800 kilos per 100 m2 of construction area.

In 2003, Braskem filed five new patents with the National Industrial Property Institute (INPI). In August, the Company registered its 100th patent, totaling at the end of the year 103 patents in Brazil and abroad.

Braskem's technological development network also includes partnerships with a number of research centers and universities in the country and overseas. It should be mentioned that the Petrochemical Research and Development Center (CEPPED) of the Lutheran University of Brazil (ULBRA) resulted from an investment of more than R$ 9 million made by Braskem and Finep, the financing arm of the Ministry of Science and Technology.

Technological autonomy also is a strategic factor for Braskem. In 2003, it confirmed its technological leadership in the region by introducing polyethylene produced and sold with a metalocene catalyzer, becoming the first company in Latin America to make this product available. This process is a major advance for the flexible packaging industry. This technology permits the manufacturing of products with distinctive characteristics such as greater resistance to impact or puncture, higher polish and greater transparency. For these reasons, polyethylene based on metalocene is used in packaging that requires superior quality levels.

11.  People Development
--------------------------------------------------------------------------------

People Development
Our practices are based on the belief that the involvement and the participation of people in planning business objectives and targets ensure commitment to the results that are desired. Through management's planned and autonomous delegation of the means to meet previously-agreed targets, each Braskem employee has the opportunity receive profit sharing based on the surpassing of the surpassing of planned profits. With the dissemination of a "value added" culture, associated with clear performance metrics (BSC), our practices have provided consistent improvements in productivity and performance indicators, something that is necessary for a world-class company.

Assigning value to, respecting and trusting people is another belief that characterizes the Braskem management model. Towards this end, we are investing in the development of new skills of our employees, thus assuring the formation of a group of people with an entrepreneurial spirit who are capable of satisfying the aspirations of the market and of our customers. Within this context, Braskem runs a series of programs seeking to assist in the training and development of its human resources, designed to strengthen the establishment of a high performance culture. Inspired in organizational values that have been adopted and people management practices, which were made public when Braskem was created, the programs have been centralized in an "Abilities Development Center" -- the in-house name for the Company's corporate university -- with the following commencing during the second half of 2003:

     - Braskem MBA, in partnership with the FGV-SP, with 35 high-potential employees selected out of 50 indicated by Company leaders. The purpose of this program, which represents a direct investment of R$ 850,000 over 18 months, is to contribute to the training and development of future Braskem leaders and executives.

     - Management Development Program, conceived to involve all formal and potential leaders in the discussion of business values and management practices in a manner that leads to a consistent in-house vision of the organization's priorities and contributes to the integration of the participants, who come from the different companies that make up Braskem.

     - Trainees and Intern Program, whose objective is to support leaders in identifying and integrating talented young people into the Company, with training adjusted to the Company's businesses in a manner that ensures the continuous flow of high capacity and high quality personnel. In 2003, Braskem initiated the publicity, recruitment and selection of candidates who will be admitted in February 2004.

     - Individual Development Program of members of the strategic staff (directors and managers), designed to provide a custom-made solution to the requirements of the target audience. During the year, appraisal and diagnostic interviews were conducted, with the help of a specialized consulting firm, in order to ensure implementation in 2004.

     - Braskem Abilities Evaluation System, set up in June 2003, is designed to provide leaders and employees support for the continuous improvement of their individual and collective performances, based upon analysis of their real abilities compared to what is desired.

     - Operator Renewal Program, based on the hiring and intensive training of newly graduated students of technical courses, is designed to ensure the scheduled substitution of plant operators who plan to retire over the next five years.

In addition to the special programs cited above, more than R$ 4 million was invested in current qualification programs, such as QSHE projects (which resulted in substantial gains in safety rates), programs for better in-house communication, and programs to publicize the Company's business concepts and principles, such as its Code of Conduct and Action Program.

12. Prospects
--------------------------------------------------------------------------------

Historically, and on the Brazilian domestic market, the demand for Braskem's products has presented elasticity that is quite high compared to the growth of the GDP. Consequently, the potential growth of the Brazilian economy as of 2004 can result in growing sales volumes for Braskem in the Brazilian market over the next few years.

Besides this potential scenario of sales growth in Brazil, the international petrochemical sector is presenting promising signs. Low levels of investment around the world over the past few years have limited the availability of new production capacity, which is expected to remain relatively stable until 2006/2007. On the other hand, the demand for thermoplastic resins has risen globally and surplus supply has been falling, narrowing the supply and demand relationship of these products and leading to rising capacity utilization rates of the existing production plants.

In 2003, the average capacity utilization rate of petrochemical production lines ended the year close to 90%. Historically, capacity utilization rates above this level point to a recovery of international prices, with related improvements in the industry's margins.

Braskem's commercial practice is to maintain its prices at levels compatible and in line with international prices. Thus, the combination of these two scenarios -- greater sales volumes in the Brazilian market combined with a recovery of prices on the world market -- may lead to the Company's obtaining even better margins during the upcoming higher-price cycle.

In addition, and independent of scenarios that are external to the Company, Braskem has important competitiveness and productivity reserves -- that it is now beginning to exploit. In 2004, the Company will begin the implementation of a multi-year industrial competitiveness program that seeks to make it one of the international benchmarks in its field over the medium term.

Equally important is the maturing of the third generation export program. This is an important initiative that contributes not only to Braskem's creation of value but also to the creation of value in the entire Brazilian petrochemical and plastics production chain.

Through the development of new products, processes and applications, Braskem is increasing its range of products, which is the most complete in the domestic market, consolidating its leadership of the regional market and reaffirming its position as a world-class Brazilian petrochemical company.



13.  Acknowledgments
--------------------------------------------------------------------------------

Braskem's management would like to thank its shareholders, customers and suppliers for their trust in the Company during 2003 and, especially it employees, for their participation, dedication and personal efforts to make Braskem a benchmark among the main companies in Brazil.


                          Camacari, February 06, 2004.


                                 The Management

                                  Attachment I
                           Braskem S.A. (Consolidated)
                               Income Statement (1)
                                  (R$ million)

         Income Statement                      2003       2002(2)       Chg. (%)
                                                (A)         (B)          (A)/(B)
--------------------------------------------------------------------------------
Gross Revenues                                11,284       8,858             27
Net Revenue                                    9,191       6,991             31
Cost of Goods Sold                            (7,342)     (5,747)            28
Gross Profit                                   1,849       1,244             49
Selling Expenses                                (110)       (213)           -48
General and Administrative Expenses             (292)       (330)           -12
Depreciation and Amortization                   (188)       (272)           -31
Other Operating Income (Expenses)                 51       1,142            -96
Participation in Related Companies              (119)        285             -
Operating Profit (before financial items)      1,191       1,857            -36
Net Financial Result                            (656)     (2,805)           -77
Operating Profit (Loss)                          536         948             -
Other Non-Operating Income (Expenses)             (5)        (65)           -93
Profit (Loss) before income Taxes and Social
Contributions                                    531      (1,014)            -
Income Taxes/Social Contribution                 (92)        (56)            63
Profit (Loss) before Minority Interest           440      (1,070)            -
Minority Interest                               (224)        276             -
Net Profit (Loss)                                215        (794)            -

EBITDA                                         1,777       1,335             33

EBITDA Margin                                    19%         19%             -

-Depreciation and Amortization                   466         547            -15

  .Cost                                          277         276              1
  .Expenses                                      188         272            -31



1- Excludes the effects of the proportional consolidation via CVM-247. The numbers may not sum due to the effects of rounding.
2- Pro forma Statement of Results

                                  Attachment II
                          Braskem S.A. (Consolidated)
                                Balance Sheet (1)
                                  (R$ million)


         Assets                             12/31/2003  12/31/2002      Chg. (%)
                                               (A)          (B)          (A)/(B)
--------------------------------------------------------------------------------
Current Assets                               3,670        3,184            15
  .Cash and Banks                              218          130            68
  .Marketable Securities                       834          471            77
  .Accounts Receivable                       1,089          883            23
  .Inventories                                 972          769            26
  .Taxes Credits                               345          632           -45
  .Dividends and Interest on Equity Capital     19           23           -18
  .Prepaid Expenses                             80           98           -18
  .Other                                       113          178           -36
--------------------------------------------------------------------------------
Long Term Assets                             1,155        1,307           -12
  .Related Parties                              32           33            -3
  .Compulsory Deposits                         182          112            62
  .Deferred Income Taxes and
     Social Contribution                       166          136            21
  .Taxes to be Recovered                       595          684           -13
  .Marketable Securities                        34          120           -71
  .Other                                       146          222           -34
--------------------------------------------------------------------------------
Fixed Assets                                 8,531        8,867            -4
  .Investments                               2,509        4,284           -41
  .Plant, Property and Equipment             4,509        3,926            15
  .Deferred                                  1,513          657           130
--------------------------------------------------------------------------------
Total Assets                                13,356       13,358             0
--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY        12/31/2003  12/31/2002      Chg. (%)
                                               (A)          (B)          (A)/(B)
--------------------------------------------------------------------------------
Current                                      4,238        5,118           -17
  .Suppliers                                 1,132        1,606           -30
  .Short-term loans                          2,255        2,281            -1
  .Advances on Export Facilities               274          303           -10
  .Salaries and Social Charges                  68           76           -10
  .Income Taxes Payable                         13           64           -79
  .Taxes Payable                               107          402           -73
  .Advances from Customers                     256          101           155
  .Advances for Purchase of Credit Rights        0          175             -
  .Other                                       134          112            19
--------------------------------------------------------------------------------
Long Term Liabilities                        6,483        6,001             8
  .Related Parties                             233          265           -12
  .Long-term loans                           4,815        4,931            -2
  .Taxes Payable                             1,147          658            74
  .Other                                       289          147            96
--------------------------------------------------------------------------------
Minority Interest                              522          404            29
--------------------------------------------------------------------------------
Shareholders' Equity                         2,113        1,835            15
  .Capital                                   1,887        1,845             2
  .Capital Reserves                            744          718             4
  .Treasury Shares                            (23)         (17)            34
  .Retainned Earnings (Losses)               (496)        (711)           -30
--------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity  13,356       13,358             0

1- Excludes the effects of the proportional consolidation via CVM-247. The numbers may not sum due to the effects of rounding.